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[ISSION

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49349

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 200-B
(No. and Street)

Mill Valley	**CA**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony **415-339-4085**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **F. Randall Bigony**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

SEE ATTACHED FOR NOTARIAL WORDING & SEAL

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ATTACHMENT TO ANNUAL AUDITED REPORT 3-10-16

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of NEVADA

Subscribed and sworn to (or affirmed) before me on this 10th day of MARCH, 2016, by F. RANDALL BIGONY, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


David Robert Gravell
Comm. # 2136167
Notary Public California
Nevada County
My Comm. Expires Dec. 10, 2019
SST1
SST1

(Seal) Signature [signature]

Kipling Capital, Inc.
December 31, 2015
Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
March 9, 2016

Kipling Capital, Inc.
Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	884,570
Accounts receivable		496,382
Other assets		50,720
Property and equipment, net of $226,081 accumulated depreciation		80,811
Total Assets	$	1,512,483

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	34,575
Deferred rent		40,437
Deferred revenue		2,325
Total Liabilities	$	77,337
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)	$	4,100
Retained earnings		1,431,046
Total Stockholders' Equity		1,435,146
Total Liabilities and Stockholders' Equity	$	1,512,483

See accompanying notes.

Kipling Capital, Inc.
Statement of Income

For the Year Ended December 31, 2015

Revenue	
Commission revenue	$ 2,909,444
Investor servicing fees	1,003,894
Carried interest income	2,697,958
Interest and other income	51,070
Total Revenue	6,662,366
Operating Expenses	
Compensation and benefits	691,631
Rent	128,389
Professional fees	82,369
Marketing	62,356
Depreciation	18,309
Regulatory fees	17,265
Other Operating expenses	183,118
Total Expenses	1,183,437
Income Before Income Taxes	5,478,929
Income taxes	34,852
Net Income	$ 5,444,077

See accompanying notes.

Kipling Capital, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total
January 01, 2015	$ 4,100	$ 811,969	$ 816,069
Distributions	-	(4,825,000)	(4,825,000)
Net income	-	5,444,077	5,444,077
December 31, 2015	$ 4,100	$ 1,431,046	$ 1,435,146

See accompanying notes.

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	5,444,077
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		18,309
(Increase) decrease in:		
Accounts receivable		6,367
Other assets		(19,982)
Increase (decrease) in:		
Accounts payable and accrued expenses		10,457
Deferred rent		(5,168)
Due to stockholders		(11,855)
Net Cash Provided by Operating Activities		5,442,205
Cash Flows from Investing Activities		
Purchases of property and equipment		(74,076)
Net Cash Used in Investing Activities		(74,076)
Cash Flows from Financing Activities		
Distributions		(4,825,000)
Net Cash Used in Financing Activities		(4,825,000)
Net Increase in Cash and Cash Equivalents		543,129
Cash and cash equivalents at beginning of year		341,441
Cash and Cash Equivalents at End of Year	$	884,570

Supplemental Disclosures:

Taxes paid	$	40,308

See accompanying notes.

Kipling Capital, Inc.
Notes to the Financial Statements

December 31, 2015

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a trailing commission (investor servicing fee), plus a percentage of the profits upon the sale of the underlying properties held in certain direct participation programs (backend fee). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company considers accounts receivable to be fully collectable, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

Revenue Recognition

The Company recognizes revenue on the accrual basis of accounting. Revenue is recognized when earned by fee contract. Carried interest income is recognized when earned by the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2011.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at Kipling Capital, Inc. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $34,852.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2015

3. Risk Concentrations

At various times during the year, the Company's cash balances may exceed the federal insurance limits. At December 31, 2015, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $638,610.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 54% of revenue was generated from three customers and 57% of accounts receivable is due from two customers.

4. Related Party Transactions

Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invests in various projects promoted by the Company on the same terms and conditions as the Company's customers. Some of the members of Kipling Investors are also shareholders of the Company. The Company earns certain fees and commissions from investments made by Kipling Investors. During 2015, approximately $68,560 of revenue was earned from capital committed by the common owners of Kipling Investors.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $807,233 which exceeded the requirement by $802,077.

6. Lease Obligations

The Company leases office space in Mill Valley, California and Palm Beach Gardens, Florida. The California lease term began on February 1, 2014 and expires on January 31, 2019. The Florida lease was signed on September 18, 2015 for a lease term starting November 9, 2015 and expires on February 28, 2019. The future annual minimum lease payments are as follows:

Year	CA Lease Obligation	FL Lease Obligation	TOTAL Obligation
2016	$ 127,851	$ 30,363	$ 158,214
2017	129,901	37,685	167,586
2018	133,270	39,010	172,280
2019	11,130	6,710	17,840
	$402,152	$113,768	$515,920

7. Subsequent Events

The Company has evaluated subsequent events through March 9, 2016, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

Kipling Capital, Inc.
Schedule I

For the Year Ended December 31, 2015

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholders' equity	$	1,435,146
Less: Non-allowable assets		
Accounts receivable		496,382
Other assets		50,720
Property and equipment, net		80,811
Total non-allowable assets		627,913
Net Capital		807,233
Net minimum capital requirement of 6 $^{2}/_{3}$% of aggregate indebtedness of $77,337 or $5,000, whichever is greater		5,156
Excess Net Capital	$	802,077

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital as Reported in Company's Part II of Form X-17A-5 as of December 31, 2015	$	765,078
Increase in stockholders' equity		47,611
Increase in Non-allowable assets		(5,456)
Net Capital per Above Computation	$	807,233

See accompanying notes.

Kipling Capital, Inc.
Schedule II

For the Year Ended December 31, 2015

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).
All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Kipling Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
March 9, 2016

K I P L I N G C A P I T A L



March 3, 2016

SEA 15c3-3 Exemption Report

I, F. Randall Bigony, COO of Kipling Capital, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

F. Randall Bigony, COO
Kipling Capital, Inc.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholders
Kipling Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Kipling Capital, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Walnut Creek, California
March 9, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*****3257*******************MIXED AADC 220
049349 FINRA DEC
KIPLING CAPITAL INC
100 SHORELINE HWY STE 200B
MILL VALLEY CA 94941-3683

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kipling Capital, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature) F. Randall Bigony

COO
(Title)

Dated the 27th day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,662,366
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): Reg D (Deductions in excess of $100,000 require documentation)	6,662,366
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d SIPC Net Operating Revenues	$ -0-
2e General Assessment @ .0025	$ -0- (to page 1, line 2.A.)

Kipling Capital, Inc.

Annual Audit Report
December 31, 2015